Exhibit 99.1.1

Response Biomedical Corporation to Present at Roth 22nd Annual OC Growth Stock Conference

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 16, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that S. Wayne Kay, Chief Executive Officer, will present at the Roth 22nd Annual OC Growth Stock Conference on March 16, 2010.

The Roth conference is being held at the Ritz-Carlton, Laguna Niguel in Dana Point, CA. Mr. Kay is scheduled to present on Tuesday, March 16th at 9:00 a.m. Pacific Time. The audio broadcast of this presentation can be accessed at http://www.wsw.com/webcast/roth23/rbm.to/.

A replay of the presentation will be available at the same web address, as well as on Response Biomedical’s Web site for the next 90 days.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care, respectively and other distributors of the Company.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com